COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                   AT&T Corp.
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in Millions)
                                   (Unaudited)


                                         For the years ended December 31,
                                     2000    1999    1998    1997    1996
Income from continuing
  operations before
  income taxes                     $7,732  $6,685  $8,307  $6,972  $8,697

Add net equity investment
  losses, net of distributions
  of less than 50% owned
  affiliates                          444     966     288     144     155

Add fixed charges, excluding
  capitalized interest              3,862   2,220     675     591     662

Total earnings from
  continuing operations
  before income taxes
  and fixed charges               $12,038  $9,871  $9,270  $7,707  $9,514


Fixed Charges:

Total interest expense            $ 3,183  $1,765  $  427  $  307  $  417

Capitalized interest                  299     143     197     254     193

Interest portion of
  rental expense                      326     276     248     284     245

Dividend requirements on
  subsidiary preferred stock
  and interest on trust
  preferred securities                353     179       -       -       -

  Total fixed charges             $ 4,161  $2,363  $  872   $ 845  $  855

Ratio of earnings
  to fixed charges                    2.9     4.2    10.6     9.1    11.1